United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

December 16, 2022

Date of Report (Date of earliest event reported)

Model Performance Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	001-40318	n/a
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

The Sun's Group Center 29th Floor 200 Gloucester Road Wan Chai Hong Kong	n/a
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +852 9258 9728

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	MPAC	The Nasdaq Stock Market LLC
Warrants	MPACW	The Nasdaq Stock Market LLC
Units	MPACU	The Nasdaq Stock Market LLC
Rights	MPACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into Material definitive Agreements.

Waiver Agreement

As previously disclosed, on August 6, 2021, MultiMetaVerse Inc., a Cayman Islands exempted company (the “Company” or “MMV”), Model Performance Acquisition Corp., a British Virgin Islands business company (the “Parent” or “MPAC”), certain shareholders of the Company (each, a “Principal Shareholder” and collectively the “Principal Shareholders”), Model Performance Mini Corp., a British Virgin Islands business company (“Purchaser”, together with the Parent, the “Purchaser Parties”) and Model Performance Mini Sub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of the Purchaser (the “Merger Sub”), entered into a Merger Agreement (the “Merger Agreement”). All capitalized terms not otherwise defined herein have the same meanings ascribed to them in the Merger Agreement.

On December 16, 2022, the parties to the Merger Agreement entered into a waiver agreement (the “Waiver Agreement”) pursuant to which the parties have waived the closing condition that Parent shall have in excess of $5,000,000 in net tangible assets immediately after closing; and Purchaser Parties waived the requirement for (i) an equity financing in an aggregate of no less than $20,000,000 shall have been consummated or shall consummate substantially concurrently with the closing; and (ii) execution of lock-up agreements by certain MMV shareholders (the “Lock-up Waiver”). As a result of the Lock-up Waver, an aggregate of 3,999,169 ordinary shares of the 30,000,000 closing payment shares will not be subject to any contractual lock-up restrictions after closing.

Termination Agreement

As previously disclosed, on August 6, 2021, the Parent, the Purchaser and Bilibili Inc. entered into a subscription agreement pursuant to which Bilibili has committed to purchase an aggregate of 1,000,000 Purchaser Ordinary Shares from Purchaser at a price per share of $10.00, for gross proceeds to Purchaser of $10,000,000 (the “Bilibili Agreement”). By mutual agreement after commercial discussion, on December 16, 2022, the parties to the Bilibili Agreement entered into a Termination Agreement terminating the Bilibili Agreement. Effective December 16, 2022, the Bilibili Agreement shall be void and of no legal force and effect, and subject to any provisions that expressly survive termination of the Subscription Agreement, all rights and obligations of the parties thereto shall terminate without any further liability on the part of any party in respect thereof.

The foregoing descriptions of the Waiver and Termination Agreement are not complete and are subject to and qualified in their entirety by reference to the Waiver and the Termination Agreement, respectively. Copies of the Waiver and Termination Agreement are filed with this Current Report on Form 8-K as Exhibits 10.1 and 10.2, respectively, and the terms of which are incorporated by reference herein.

Important Notice Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended. Statements that are not historical facts, including statements about the pending transactions among Purchaser Parties and MMV and the transactions contemplated thereby, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the pending transaction, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) risks related to the ability of Parent and MMV to successfully integrate the businesses; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iv) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of MMV or Parent; (v) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (vi) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Parent’s securities; (vii) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of MMV and Parent to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (viii) the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; and (ix) risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in Parent’s prospectus/proxy statement filed with the SEC and in the Registration Statement on Form F-4 and proxy statement filed with the SEC by the Purchaser in connection with the proposed transactions, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Purchaser Parties, MMV, and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the transaction described herein, Purchaser has filed with the SEC a Registration Statement on Form F-4 that includes a proxy statement of the Parent and that also constitutes a prospectus of Purchaser with respect to the shares to be issued in the proposed transactions (the “proxy statement/prospectus”). The definitive proxy statement/prospectus was mailed on or about December 7, 2022 to shareholders of Parent as of November 15, 2022, a record date established for voting at the stockholders’ meeting relating to the proposed transactions. Shareholders are also able to obtain a copy of the proxy statement/prospectus without charge from Parent and Purchaser. Each of the Parent and Purchaser may also file other relevant documents regarding the proposed transactions with the SEC.

Investors and security holders may obtain free copies of the proxy statement/prospectus (if and when available) and other documents that are filed or will be filed with the SEC by Purchaser or Parent through the website maintained by the SEC at www.sec.gov or by writing to Parent at The Sun’s Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong. INVESTORS AND SECURITY HOLDERS OF PARENT ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT PARENT OR PURCHASER WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PARENT, PURCHASER, MULTIMETAVERSE AND THE TRANSACTIONS.

Participants in Solicitation

Purchaser Parties, MMV, certain shareholders of Parent, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Parent’s ordinary shares in respect of the proposed transactions. Information about Parent's directors and executive officers and their ownership of Parent's ordinary shares is set forth in Parent's Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on April 15, 2022. Other information regarding the interests of the participants in the proxy solicitation will be included in the definitive proxy statement/prospectus pertaining to the proposed transactions when it becomes available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to, and shall not, constitute an offer to sell or buy any securities or a solicitation of any vote or approval and is not a substitute for the proxy statement/prospectus or any other document Purchaser or Parent may file with the SEC or send to Parent’s shareholders in connection with the proposed transactions. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits

(d)	Exhibits.

Exhibit No.	Description
10.1	Waiver Agreement dated as of December 16, 2022
10.2	Termination Agreement dated as of December 16, 2022
104	Cover Page Interactive Data File (the Cover Page Interactive Data File is embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 16, 2022

MODEL PERFORMANCE ACQUISITION CORP.

By:	/s/ Serena Shie
Name:	Serena Shie
Title:	President and Chief Financial Officer